Revised language to be included in the N-14s for Nuveen Strategy Funds, Inc. (the "Registrant") under the heading "Fundamental Investment Restrictions":

The Acquiring Fund's investment objective may be changed without shareholder approval, while the investment objective of the Acquired Fund is fundamental. Each Fund has elected to be treated as a diversified investment company and each Fund has adopted a policy of not concentrating its investments in a particular industry. There are some differences in the manner in which the Funds have historically treated investment in other investment companies for purposes of their concentration policies; however, following the Reorganization, the combined Fund will follow substantially the same practices as the Acquired Fund. With respect to other investment restrictions that may not be changed without shareholder vote, the Funds have adopted substantially similar policies. See the section of the Acquiring Fund's Statement of Additional Information entitled "Investment Restrictions of the Funds" and the section of the Acquired Fund's Statement of Additional Information entitled "Investment Restrictions."

In addition, for the information of the staff, the Registrant notes that the Funds invest primarily in affiliated open-end funds and both affiliated and unaffiliated exchange-traded funds ("ETFs"). The Funds have not historically held investments in unaffiliated open-end funds. Registrant confirms that, following the Reorganization, the Acquiring Fund will take into account the portfolio holdings of affiliated open-end funds and affiliated ETFs in monitoring its concentration policy and will periodically monitor published holdings of unaffiliated ETFs. In the event that Registrant elects to invest in unaffiliated open-end funds, it also will periodically monitor the published holdings of such funds.

Revised language to be included in the N-14s for the Registrant under the heading "Investment Adviser and Sub-Adviser":

James A. Colon, CFA, Vice President, Portfolio Manager and Senior Quantitative Analyst for Nuveen Asset Management and Portfolio Manager for NIS. Mr. Colon has been a portfolio manager of the Acquired Fund and the Acquiring Fund since May 2011 and has been employed by Nuveen Asset Management (or an affiliate) since 2006. His responsibilities include portfolio management, risk management and research, with a specific focus on asset allocation strategies. Mr. Colon is a member of the CFA Institute, the CFA Society of Chicago, and the International Association of Financial Engineers.